BofA Securities, Inc. and Subsidiaries

(SEC ID No. 8-69787)

Consolidated Balance Sheet

December 31, 2021

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Page(s)

Report of Independent Registered Public Accounting Firm



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of BofA Securities, Inc. and Subsidiaries:

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying consolidated balance sheet of BofA Securities, Inc. and Subsidiaries (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 1, 2022

We have served as the Company's auditor since 2017.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

BofA Securities, Inc. and Subsidiaries
Consolidated Balance Sheet
December 31, 2021

(dollars in millions)

ASSETS		
Cash and cash equivalents	$	556
Cash and securities segregated for regulatory purposes or deposited with clearing organizations		35,143
Securities financing transactions		
Receivables under resale agreements (includes $72,045 measured at fair value in accordance with the fair value option election)		93,353
Receivables under securities borrowed transactions		109,933
		203,286
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $22,764)		
U.S. Treasury and government agencies		55,147
Equities and convertible debentures		15,058
Corporate debt and preferred stock		4,288
Municipals, money markets and other		3,320
Mortgages, mortgage-backed and asset-backed		3,673
Derivative contracts		1,694
Non-U.S. governments and agencies		774
		83,954
Securities received as collateral, at fair value		10,270
Other receivables		
Customers		21,056
Brokers and dealers		15,910
Interest and other		1,594
		38,560
Goodwill		2,940
Other assets		129
Total Assets	$	374,838
Assets of Consolidated VIEs Included in Total Assets Above (isolated to settle the liabilities of the VIEs)		
Trading assets, at fair value	$	686
Total Assets of Consolidated VIEs	$	686

The accompanying notes are an integral part of the Consolidated Balance Sheet.

(dollars in millions, except share and per share amounts)

LIABILITIES

Securities financing transactions

Payables under repurchase agreements (includes $98,443 measured at fair value in accordance with the fair value option election)	$	135,431
Payables under securities loaned transactions		45,169
		180,600

Trading liabilities, at fair value

U.S. Treasury and government agencies	19,431
Equities and convertible debentures	7,930
Corporate debt and preferred stock	4,308
Derivative contracts	392
Other	651
	32,712

Obligation to return securities received as collateral, at fair value	11,002

Other payables

Customers	65,406
Brokers and dealers	17,636
Compensation and benefits	878
Interest and other (includes $372 measured at fair value in accordance with the fair value option election)	3,785
Commercial paper	8,958
Loans due to affiliates	13,456
	110,119

Commitments, contingencies and guarantees (See Note 12)

Subordinated borrowings		11,150
Total Liabilities		345,583

STOCKHOLDER'S EQUITY

Common stock, par value $1 per share; 1,000 shares authorized; 1,000 shares issued and outstanding		—
Preferred Stock, par value $1 per share; 10,000 shares authorized; 100 shares issued and outstanding:		
Preferred Shares Series A, par value $1 per share, liquidation preference of $58.6 million; 17.07 shares issued and outstanding		1,000
Preferred Shares Series B, par value $1 per share, liquidation preference of $58.6 million; 82.93 shares issued and outstanding		4,858
Paid-in capital		15,098
Retained earnings		8,299
Total Stockholder's Equity		29,255
Total Liabilities and Stockholder's Equity	$	374,838

Liabilities of Consolidated VIEs Included in Total Liabilities Above

Interest and other	$	7
Total Liabilities of Consolidated VIEs	$	7

The accompanying notes are an integral part of the Consolidated Balance Sheet.

1.   Organization

Description of Business

BofA Securities, Inc. ("BofAS"), together with its subsidiaries (the "Company"), acts as a broker (i.e., agent) for corporate, institutional, government, and other clients and as a dealer (i.e., principal) in the purchase and sale of corporate debt and equity securities, United States ("U.S.") Government securities, and U.S. Government agency obligations. The Company also acts as a broker and/or a dealer in the purchase and sale of money market instruments, high yield bonds, municipal securities, financial futures contracts and options, cleared swaps and other financial instruments, including collateralized debt obligations ("CDOs") and collateralized mortgage obligations ("CMOs"). The Company has memberships and/or third-party clearing relationships with all major commodity and financial futures exchanges and clearing associations in the U.S. and also carries positions reflecting trades executed on exchanges outside of the U.S. through affiliates and/or third-party clearing brokers. As an investment banking entity, the Company provides corporate, institutional, and government clients with a wide variety of financial services, including underwriting the sale of securities to the public, structured and derivative financing, private placements, mortgage and lease financing and financial advisory services, including advice on mergers and acquisitions. The Company is registered as a broker-dealer and investment advisor with the U.S. Securities and Exchange Commission ("SEC") and a member firm of the Financial Industry Regulatory Authority ("FINRA"), the New York Stock Exchange ("NYSE"), and other exchanges.   The Company is also registered as a futures commission merchant with the U.S. Commodity Futures Trading Commission ("CFTC") and as a swap firm with the National Futures Association ("NFA") and is a member firm of the Securities Investor Protection Corporation ("SIPC") and various futures exchanges. Certain products and services may be provided through affiliates.

The Company also provides securities clearing services for its own account and for unaffiliated broker-dealers through its Financing and Clearing Division and through its guaranteed subsidiary, Merrill Lynch Professional Clearing Corp. ("MLPCC"), a broker-dealer registered with the SEC and a member firm of FINRA. MLPCC is also registered as a futures commission merchant with the CFTC and is a member of the NFA and SIPC. MLPCC provides prime brokerage services such as margin lending, securities financing, and clearing and settlement to broker-dealers, introducing broker-dealers and other professional trading entities on a fully disclosed basis.

The Company is a wholly-owned indirect subsidiary of Bank of America Corporation ("Bank of America" or the "Parent"). The Company's direct parent is NB Holdings Corporation ("NB Holdings"), which is a wholly-owned subsidiary of Bank of America.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The Consolidated Balance Sheet are presented in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). Intercompany transactions and balances have been eliminated. The Consolidated Balance Sheet are presented in U.S. dollars.

Consolidation Accounting

The Consolidated Balance Sheet include the accounts of the Company and its subsidiaries in which the Company has a controlling financial interest.

The Company determines whether it is required to consolidate an entity by first evaluating whether the entity qualifies as a voting rights entity ("VRE") or as a variable interest entity ("VIE").

VREs are defined to include entities that have both equity at risk that is sufficient to fund future operations and have equity investors that have a controlling financial interest in the entity through their equity investments. In accordance with Accounting Standards Codification ("ASC") 810, *Consolidation*, ("Consolidation Accounting")*,* the Company generally consolidates those VREs where it has the majority of the voting rights.

VIEs are entities that do not meet the VRE criteria which are generally analyzed for consolidation as VIEs. A VIE is an entity that lacks equity investors or whose equity investors do not have a controlling financial interest in the entity through their equity investments. The Company consolidates a VIE if it has both the power to direct the activities that

most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. On a quarterly basis, the Company reassesses its involvement with the VIE and evaluates the impact of changes in governing documents and its financial interests in the VIE. The consolidation status of the VIEs with which the Company is involved may change as a result of such reassessments. Changes in consolidation status are applied prospectively, with assets and liabilities of a newly consolidated VIE initially recorded at fair value. A gain or loss may be recognized upon deconsolidation of a VIE depending on the carrying values of deconsolidated assets and liabilities compared to the fair value of retained interests and ongoing contractual arrangements.

The Company consolidates certain VIEs if it has control over the initial design of the vehicle or manages the assets in the vehicle and also absorbs potentially significant gains or losses through an investment in the vehicle, derivative contracts or other arrangements. The Company does not consolidate a VIE if a single investor controlled the initial design of the vehicle or manages the assets in the vehicle or if the Company does not have a variable interest that could potentially be significant to the vehicle.

Securitization Activities
In the normal course of business, the Company securitizes pools of residential mortgage-backed securities, municipal bonds and other types of financial assets. The Company may retain interests in the securitized financial assets by holding notes or other debt instruments issued by the securitization vehicle. In accordance with ASC 860, *Transfers and Servicing* ("Financial Transfers and Servicing Accounting"), the Company recognizes transfers of financial assets where it relinquishes control as sales to the extent of cash and any other proceeds received.

The Company may also transfer financial assets into municipal bond or resecuritization trusts. The Company consolidates a municipal bond or resecuritization trust if it has control over the ongoing activities of the trust such as the remarketing of the trust's liabilities or, if there are no ongoing activities, sole discretion over the design of the trust, including the identification of securities to be transferred in and the structure of securities to be issued, and also retains securities or has liquidity or other commitments, if applicable, that could potentially be significant to the trust. The Company does not consolidate a municipal bond or resecuritization trust if one or a limited number of third party investors share responsibility for the design of the trust or have control over the significant activities of the trust through liquidation or other substantive rights.

Use of Estimates

In presenting the Consolidated Balance Sheet, management makes estimates including the following:

- Valuations of assets and liabilities requiring fair value estimates;
- The ability to realize deferred tax assets and the recognition and measurement of uncertain tax positions;
- The carrying amount of goodwill;
- The outcome of pending litigation;
- Determination of whether VIEs should be consolidated;
- Incentive-based compensation accruals and valuation of share-based payment compensation arrangements; and
- Other matters that affect the reported amounts and disclosure of contingencies in the Consolidated Balance Sheet.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Consolidated Balance Sheet, and it is possible that such changes could occur in the near term. A discussion of certain areas in which estimates are a significant component of the amounts reported in the Consolidated Balance Sheet are as follows:

Fair Value Measurement
The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in their measurement. The Company accounts for certain financial assets and liabilities at fair value under various accounting literature that requires an entity to base fair value on an exit price, including ASC 815, *Derivatives and Hedging,* ("Derivatives Accounting"), and the fair value option election in accordance with ASC 825-10-25, *Financial Instruments,* ("fair value option election"). The Company also accounts for certain assets at fair value under applicable industry guidance, namely ASC 940 *Financial Services - Brokers and Dealers* ("Broker-Dealer Guide"). ASC 820, *Fair Value Measurements and Disclosures*, ("Fair Value Accounting") defines fair value, establishes a framework for

measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

In determining fair value of financial assets and financial liabilities, the Company considers the credit risk of its counterparties, as well as its own creditworthiness. The Company attempts to mitigate credit risk to third parties by entering into netting and collateral arrangements. Net counterparty exposure (counterparty positions netted by offsetting transactions and both cash and securities collateral) is valued for counterparty creditworthiness and the resultant credit valuation adjustment ("CVA") is incorporated into the fair value of the financial assets. As of December 31, 2021, the impact of CVA was not material to the Company.

Fair Value Accounting also requires that the Company consider its own creditworthiness when determining the fair value of certain instruments (i.e., debit valuation adjustment or "DVA"). The impact of the Company's DVA is incorporated into the fair value of instruments such as over-the-counter ("OTC") derivatives contracts. As of December 31, 2021, the impact of DVA was not material to the Company.

The Company includes a funding valuation adjustment ("FVA") into valuation estimates primarily to include funding costs on uncollateralized derivatives and derivatives where the Company is not permitted to use the collateral it receives. FVA related to derivative assets and liabilities is the effect of funding costs on the fair value of these derivatives. The impact of the Company's FVA is incorporated into the fair value of its derivatives. As of December 31, 2021, the impact of FVA was not material to the Company.

Legal Reserves
The Company is occasionally a party in various actions, some of which involve claims for substantial amounts. Amounts are accrued for the financial resolution of claims that have either been asserted or are deemed probable of assertion if, in the opinion of management, it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many cases, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. Accruals are subject to significant estimation by management, with input from any outside counsel handling the matter. Refer to Note 12 for further information.

Income Taxes
The Company provides for income taxes on all transactions that have been recognized in the Consolidated Balance Sheet in accordance with ASC 740 *Income Taxes* ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. Pursuant to Income Tax Accounting, the Company may consider various sources of evidence in assessing the necessity of valuation allowances to reduce deferred tax assets to amounts more-likely-than-not to be realized, including the following: 1) past and projected earnings, including losses, of the Company and Bank of America, as certain tax attributes such as U.S. net operating losses ("NOLs"), U.S. capital loss carryforwards and foreign tax credit carryforwards can be utilized by Bank of America in certain income tax returns, 2) tax carryforward periods, and 3) tax planning strategies and other factors of the legal entities, such as the intercompany tax allocation agreement. Included within the Company's net deferred tax assets are carryforward amounts generated in the U.S. that are deductible in the future as NOLs. The Company has concluded that these net deferred tax assets are more-likely-than-not to be fully utilized prior to expiration, based on the projected level of future taxable income of the Company and Bank of America, which is relevant due to the intercompany tax allocation agreement. For this purpose, future taxable income was projected based on forecasts, historical earnings after adjusting for past market disruptions and the anticipated impact of the differences between pre-tax earnings and taxable income.

The Company recognizes and measures its unrecognized tax benefits ("UTB") in accordance with Income Tax Accounting. The Company estimates the likelihood, based on their technical merits, that tax positions will be sustained upon examination considering the facts and circumstances and information available at the end of each period. The Company adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. In accordance with Bank of America's intercompany tax allocation agreement, any new or

subsequent change in an unrecognized tax benefit related to Bank of America's state consolidated, combined or unitary return in which the Company is a member will generally not be reflected in the Company's Consolidated Balance Sheet. However, upon resolution of the item, any significant impact determined to be attributable to the Company will be reflected in the Company's Consolidated Balance Sheet.

Under the intercompany allocation agreements, tax benefits associated with NOLs (or other tax attributes) of the Company are payable to the Company generally upon utilization in Bank of America's tax returns.

In addition, under these agreements, substantially all current income taxes (federal, combined and unitary state) are recorded as income tax receivable and payable due to affiliate, which are included on the Consolidated Balance Sheet within *Interest and other payables* and *Loans due to affiliates* and settled on at least an annual basis. See Note 15 for further discussion of income taxes.

Goodwill
Goodwill is the purchase premium after adjusting for the fair value of net assets acquired. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or when events or circumstances indicate a potential impairment.

The Company assesses its fair value against its carrying value, including goodwill, as measured by equity. In performing its goodwill impairment testing, the Company first assesses qualitative factors to determine whether it is more likely than not that the Company's fair value is less than its carrying value. Qualitative factors include, among other things, macroeconomic conditions, industry and market considerations, financial performance and other relevant entity specific considerations. If the Company concludes it is more likely than not that its fair value is less than its carrying value, a quantitative assessment is performed. The Company has an unconditional option to bypass the qualitative assessment in any period and proceed directly to performing the quantitative goodwill impairment test. The Company may resume performing the qualitative assessment in any subsequent period.

When performing the quantitative assessment, if the Company's fair value exceeds its carrying value, goodwill would not be considered impaired. If the carrying value of the Company exceeds its fair value, a goodwill impairment loss would be recognized for the amount by which equity exceeds its fair value. An impairment loss recognized cannot exceed the amount of the Company's goodwill. An impairment loss establishes a new basis in the goodwill, and subsequent reversals of goodwill impairment losses are not permitted under applicable accounting guidance. For further information, refer to Note 9.

Consolidated Balance Sheet Captions
The following are descriptions related to specific Consolidated Balance Sheet captions.

Cash and Cash Equivalents
The Company defines cash equivalents as short-term, highly liquid securities, and interest-earning deposits with maturities, when purchased, of 90 days or less, that are not used for trading purposes.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations
The Company maintains relationships with clients and therefore is obligated by rules mandated by its primary regulators, including the SEC and the CFTC in the U.S., to segregate or set aside cash and/or qualified securities to satisfy these regulations in order to protect customer assets. In addition, the Company is a member of various clearing organizations and exchanges at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. At December 31, 2021, the Company had $10.9 billion of cash and securities at clearing organizations.

Included in *Cash and securities segregated for regulatory purposes or deposited with clearing organizations* at December 31, 2021 was $21.8 billion of cash and securities that had been segregated as required by CFTC regulations. This includes $4.6 billion of cash that is considered restricted cash by the Company. Also included in *Cash and securities segregated for regulatory purposes or deposited with clearing organizations* at December 31, 2021 was $2.5 billion of securities that had been segregated in special reserve accounts as required by Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3"). Additional segregated assets as required by Rule 15c3-3 are included within *Receivables under resale agreements.*

Securities Financing Transactions

Resale and repurchase agreements are treated as collateralized financing transactions. The Company elected the fair value option for certain financing agreements. Securities financing agreements not elected under the fair value option are recorded at their acquisition or sale price plus accrued interest. Refer to Note 5.

Resale and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments and/or variable interest rates or to credit risk because the resale and repurchase agreements are substantially collateralized.

BofAS may use securities received as collateral for resale agreements to satisfy regulatory requirements such as Rule 15c3-3. At December 31, 2021, approximately $7.6 billion of such securities had been segregated in special reserve accounts as required by Rule 15c3-3. Also refer to Note 17.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions.

The carrying value of securities borrowed and loaned transactions approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or variable interest rates or to credit risk because securities borrowed and loaned transactions are substantially collateralized.

For securities financing transactions, the Company's policy is to monitor the market value of the principal amount loaned and obtain collateral from or return collateral pledged to counterparties, where appropriate. Securities financing agreements do not create material credit risk due to these collateral provisions; therefore, an allowance for loan losses is unnecessary. The collateral maintenance provisions consisting of daily margining of collateral is expected to be maintained into the foreseeable future and any expected losses are assumed to not have a material impact to the Consolidated Balance Sheet.

A significant majority of securities financing activities are transacted under legally enforceable master agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale transactions with the same counterparty on the Consolidated Balance Sheet where it has such a legally enforceable master netting agreement, and the transactions have the same maturity date. All Company-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are disclosed parenthetically in *Trading assets, at fair value* on the Consolidated Balance Sheet.

In transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the Consolidated Balance Sheet at fair value, representing the securities received (*Securities received as collateral*), and a liability, representing the obligation to return those securities (*Obligations to return securities received as collateral*). In certain instances, position netting may be applied to the securities received as collateral.

Trading Assets and Liabilities

Trading assets and trading liabilities consist of cash instruments (e.g., securities) and derivative instruments. See Note 6 for additional information on derivative instruments.

Trading assets and liabilities are recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Derivatives

A derivative is an instrument whose value is derived from an underlying instrument or index, such as interest rates, equity security prices, currencies, commodity prices or credit spreads. Derivatives include futures, forwards, swaps, option contracts and other financial instruments with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (e.g., interest

rate swaps or foreign currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities or currencies). All derivatives are accounted for at fair value. Refer to Note 6 for further information.

Other Receivables and Payables
Customers
Customer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts and over-the-counter cleared swaps transacted on behalf of the Company's customers. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Balance Sheet.

Customer receivables include margin loan transactions where the Company will typically make a loan to a customer to finance the customer's purchase of securities. These transactions are conducted through margin accounts. In these transactions, the customer is required to post collateral in excess of the value of the loan and the collateral must meet marketability criteria. Collateral is valued daily and must be maintained over the life of the loan. Given that these loans are fully collateralized by marketable securities, credit risk is negligible and an allowance for losses is rarely required. The collateral maintenance provisions consisting of daily margining of collateral is expected to be maintained into the foreseeable future and the expected losses are assumed to not have a material impact to the Consolidated Balance Sheet.

Brokers and Dealers
Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, and commissions. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). Brokers and dealers receivables and payables additionally include the variation margin related to futures contracts cleared on domestic and international derivatives exchanges as well as net receivables or net payables arising from unsettled trades. These accounts generally settle daily and due to the short nature of broker and dealers receivables the credit exposures arising from these accounts are of limited amounts owed to the Company for a short period of time. The expected credit losses are assumed to not have a material impact to the Consolidated Balance Sheet.

Compensation and Benefits
Compensation and benefits payables consists of salaries payable, incentive and deferred compensation, payroll taxes, pension and other employee benefits.

Interest and Other
Interest and other receivables include interest receivable on corporate and governmental obligations, customer or other receivables, and stock-borrowed transactions, income taxes, underwriting and advisory fees, commissions and fees, and other receivables. The Company performs qualitative analyses, including consideration of historical losses and current economic conditions, to estimate any expected credit losses which are then included in a valuation account that is recorded as a contra-asset against the amortized cost basis of the financial asset.

Interest and other payables include interest payable for stock-loaned transactions, amounts payable for income taxes, dividends, other reserves, and other payables.

Other Assets
Other assets consist primarily of prepaid expenses, deferred charges, and equipment and furniture.

Commercial Paper
Commercial paper primarily consists of short-term zero coupon notes discounted to the prevailing US Treasury rates with maturities varying between January 2022 and December 2022.

Loans Due to Affiliates
Loans due to affiliates consist of unsecured borrowings with Bank of America, NB Holdings, Bank of America National Association ("BANA") and Merrill Lynch Bank Trust Company (Cayman) Ltd. ("MLBTC") and secured borrowings with BANA. Refer to Note 3 for further information.

Subordinated Borrowings
The Company enters into subordinated borrowings with NB Holdings. Refer to Note 10 for further information.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at period-end rates of exchange.

3.   **Related Party Transactions**

The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to finance firm inventory positions and obtain securities for settlement with affiliates. The Company also provides securities brokerage, dealing, financing and underwriting and investment advisory services to affiliated companies. Further, the Company contracts a variety of services from Bank of America and certain affiliated companies including accounting, legal, regulatory compliance, transaction processing, purchasing, building management and other services.

The Company clears certain securities transactions through or for other affiliated companies on a fully-disclosed and non-disclosed basis.

In August 2021, BofAS entered into a new agreement with BANA for a $2.0 billion revolving secured senior line of credit.

In September 2021, BofAS entered into a new agreement with MLBTC for a $5.0 billion revolving unsecured senior line of credit.

In October, 2021, MLPCC entered into a new agreement with MLBTC for a $5.0 billion revolving unsecured senior line of credit.

The following tables summarize related party balances as of December 31, 2021, included in the respective Balance Sheet captions.

(dollars in millions)

Assets:		
Cash and cash equivalents	$	401
Cash and securities segregated for regulatory purposes or deposited with clearing organizations		4,366
Receivables under resale agreements		27,671
Receivables under securities borrowed transactions		11,255
Trading assets, including derivative contracts [1]		158
Customer receivables		286
Brokers and dealers receivables		3,426
Interest and other receivables		364
Total	$	47,927

[1] Net of counterparty and cash collateral netting

(dollars in millions)

Liabilities:		
Payables under repurchase agreements	$	29,147
Payables under securities loaned transactions		30,990
Trading liabilities, entirely comprised of derivative contracts [1]		121
Customer payables		9,679
Brokers and dealers payables		3,404
Interest and other payables		566
Loans due to affiliates		13,456
Subordinated borrowings		11,150
Total	$	98,513

[1] Net of counterparty and cash collateral netting

The Company has established unsecured borrowing agreements with Bank of America, NB Holdings, BANA and MLBTC and secured borrowing agreements with BANA in the normal course of business. Amounts outstanding under these arrangements are included within *Loans due to affiliates*. The arrangements are summarized below:

Agreements with Bank of America

- BofAS: A $2.5 billion uncommitted six month revolving unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 1, 2022 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2021, there were no material amounts outstanding on the line of credit.

- MLPCC: A $1.0 billion uncommitted six month revolving unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 1, 2022 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken 180

days prior to the maturity date. At December 31, 2021, there were no material amounts outstanding on the line of credit.

Agreements with NB Holdings

- BofAS: A $1.5 billion committed six month revolving unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 1, 2022 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2021, there were no material amounts outstanding on the line of credit.

- BofAS: A $35.5 billion uncommitted six month revolving unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 1, 2022 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2021, approximately $2.8 billion was outstanding on the line of credit.

- BofAS: The Company has a $15.0 billion uncommitted intra-day unsecured line of credit. The intraday liquidity is provided through daylight overdraft of the demand deposit accounts held by the Company at NB Holdings. At December 31, 2021, there were no amounts outstanding on this line of credit.

- MLPCC: A $1.5 billion committed six month revolving unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 1, 2022 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2021, there were no material amounts outstanding on the line of credit.

- MLPCC: A $32.0 billion uncommitted six month unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 1, 2022 and may be extended semi-annually to the succeeding February 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2021, approximately $9.6 billion was outstanding on the line of credit.

Agreements with MLBTC

- BofAS: A $5.0 billion uncommitted six month revolving unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 1, 2022 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2021, there were no material amounts outstanding on the line of credit.

- MLPCC: A $5.0 billion uncommitted six month revolving unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 1, 2022 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2021, there were no material amounts outstanding on the line of credit.

Agreements with BANA

- BofAS: A $2.0 billion uncommitted six month revolving secured line of credit. Interest on the line of credit is based on overnight Secured Overnight Financing Rate "SOFR" plus a market-based spread. The credit line will mature on August 1, 2022 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2021, approximately $1.0 billion was outstanding on the line of credit.

- BofAS: The Company has a $7.0 billion committed intra-day unsecured line of credit. The intraday liquidity is provided through daylight overdraft of the demand deposit accounts held by the Company at BANA. At December 31, 2021, there were no amounts outstanding on this line of credit.

- MLPCC: The Company has a $2.2 billion committed intra-day unsecured line of credit. The intraday liquidity is provided through daylight overdraft of the demand deposit accounts held by the Company at BANA. At December 31, 2021, there were no amounts outstanding on this line of credit.

Refer to Note 10 for information on subordinated borrowings between the Company and NB Holdings.

4. Trading Activities

The Company's trading activities consist primarily of securities brokerage and trading; derivatives dealing and brokerage; and financing and underwriting services to both affiliated companies and third party clients.

Trading Risk Management
Trading activities subject the Company to market and credit risks. These risks are managed in accordance with Bank of America's established risk management policies and procedures. Bank of America's risk management structure as applicable to the Company is described below.

Global Risk Management is responsible for providing senior management with a clear and comprehensive understanding of the trading risks to which Bank of America (including the Company's sales and trading business) is exposed. These responsibilities include ownership of market risk policy, developing and maintaining quantitative risk models, calculating aggregated risk measures, establishing and monitoring position limits consistent with risk appetite, conducting daily reviews and analysis of trading inventory, approving material risk exposures and fulfilling regulatory requirements.

Bank of America conducts its business operations through a substantial number of subsidiaries. The subsidiaries are established to fulfill a wide range of legal, regulatory, tax, licensing and other requirements. As such, to ensure a consistent application of minimum levels of controls and processes across its subsidiaries, Bank of America has in place a Subsidiary Governance Policy, to which the Company complies. This policy outlines the minimum required governance, controls, management reporting, financial and regulatory reporting, and risk management practices for Bank of America's subsidiaries.

Market Risk
Market risk is the risk that changes in market conditions may adversely impact the value of assets or liabilities, or otherwise negatively impact earnings. Trading positions are reported at fair value and are subject to various changes in market-based risk factors. The majority of this risk is generated by the Company's activities in the interest rate, foreign exchange, credit, equity and commodities markets. The values of assets and liabilities could change due to market liquidity, correlations across markets and expectations of market volatility. The Company seeks to manage these risk exposures by using a variety of techniques that encompass a broad range of financial instruments.

Market Liquidity Risk
Market liquidity risk represents the risk that the level of expected market activity changes dramatically and, in certain cases, may even cease. This exposes the Company to the risk that the Company will not be able to transact business and execute trades in an orderly manner, which may impact results. The impact could be further exacerbated if expected hedging or pricing correlations are compromised by disproportionate demand or lack of demand for certain instruments.

Liquidity Risk
Liquidity Risk is the risk of inability to meet expected or unexpected cash flow and collateral needs while continuing to support the Company's business and customer needs, under a range of economic conditions. The Company's primary liquidity risk management objective is to meet all contractual and contingent financial obligations at all times, including during periods of stress. To achieve that objective, the Company analyzes and monitors its liquidity risk under expected and stressed conditions, maintains excess liquidity and access to diverse funding sources and seeks to align liquidity-related incentives and risks. Excess liquidity is defined as readily available assets, limited to cash and high-quality,

liquid, unencumbered securities that the Company can use to meet contractual and contingent financial obligations as those obligations arise. In addition, the Company is supported through committed and uncommitted borrowing arrangements with Bank of America and NB Holdings.

Interest Rate Risk
Interest rate risk represents exposures to instruments whose values vary with the level or volatility of interest rates. These instruments include, but are not limited to, debt securities, certain trading-related assets and liabilities, borrowings and derivatives. Hedging instruments used to mitigate these risks include derivatives such as options, futures, forwards and swaps.

Foreign Exchange Risk
Foreign exchange risk represents exposures to changes in the values of current holdings and future cash flows denominated in currencies other than the U.S. dollar. The types of instruments exposed to this risk include securities, future cash flows in foreign currencies arising from foreign exchange transactions and various foreign exchange derivatives whose values fluctuate with changes in the level or volatility of currency exchange rates or non-U.S. interest rates. Hedging instruments used to mitigate this risk include foreign currency forwards and options.

Equity Market Risk
Equity market risk represents exposures to securities that represent an ownership interest in a corporation in the form of domestic and foreign common stock or other equity-linked instruments. Instruments that would lead to this exposure include, but are not limited to, common stock, equity options and swaps. Hedging instruments used to mitigate this risk include options, futures, swaps, convertible bonds, and cash positions.

Credit Spread Risk
Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Certain instruments are used by the Company to manage this type of risk. Swaps and options, for example, can be designed to mitigate losses due to changes in credit spreads, and the credit downgrade or default of the issuer. Credit risk resulting from default on counterparty obligations is discussed in the *Counterparty Credit Risk* section below.

Mortgage Risk
Mortgage risk represents exposure to changes in the values of mortgage-related instruments due to the Company engaging in market-making activities in a variety of mortgage securities, including pass-through certificates, commercial mortgages and collateralized mortgage obligations, including collateralized debt obligations using mortgages as underlying collateral. Hedging instruments used to mitigate this risk include derivatives such as options, swaps, futures and forwards, as well as securities including mortgage-backed securities and U.S. Treasury securities.

Counterparty Credit Risk
The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. Credit risk arising from changes in credit spreads is discussed above.

The Company has established policies and procedures for mitigating counterparty credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining qualifying collateral, purchasing credit protection, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. In addition, the Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities fails to receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities fails to receive, the Company may purchase the underlying security in the market and seek

reimbursement for losses from the counterparty.

Derivatives Default Risk
The Company's trading derivatives consist of derivatives provided to customers and affiliates and derivatives entered into for trading strategies or risk management purposes. Default risk exposure varies by type of derivative. Default risk on derivatives can occur for the full notional amount of the trade where a final exchange of principal takes place, as may be the case for foreign currency swaps. Swap agreements and forward contracts are generally OTC-transacted and thus are exposed to default risk to the extent of their replacement cost. Since futures contracts are exchange-traded and usually require daily cash settlement, the related risk of loss is generally limited to a one-day net positive change in fair value. Generally such receivables and payables are recorded in customers' receivables and payables on the Consolidated Balance Sheet. Option contracts can be exchange-traded or OTC. Purchased options have default risk to the extent of their replacement cost. Written options represent a potential obligation to counterparties and typically do not subject the Company to default risk except under circumstances where the option premium is being financed or in cases where the Company is required to post collateral. Refer to Note 6 for further information on credit risk management related to derivatives.

Concentrations of Credit Risk
The Company's exposure to credit risk (both default and credit spread) associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

In the normal course of business, the Company purchases, sells, underwrites, and makes markets in non-investment grade instruments. These activities expose the Company to a higher degree of credit risk than is associated with trading, investing in, and underwriting investment grade instruments and extending credit to investment grade counterparties.

Concentration of Risk to the U.S. Government and its Agencies
At December 31, 2021, the Company had exposure to the U.S. Government and its agencies. This concentration consists of both direct and indirect exposures. Direct exposure primarily includes trading asset positions and instruments that have been segregated for regulatory purposes or deposited with clearing organizations (see Note 2). The Company's direct exposure in instruments issued or guaranteed by the U.S. Government and its agencies amounted to $63.5 billion at December 31, 2021. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral for resale agreements and securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government or its agencies held as collateral for resale agreements and securities borrowed transactions at December 31, 2021 totaled $150.0 billion, of which $34.7 billion was from affiliated companies.

Industry Concentration Risk
The Company's primary industry credit concentration is with financial institutions, including affiliates, which arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurance companies, and investment companies.

5. **Fair Value Accounting**

Fair Value Hierarchy
In accordance with Fair Value Accounting, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial assets and liabilities recorded on the Consolidated Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

    a.   Quoted prices for similar assets or liabilities in active markets;
    b.   Quoted prices for identical or similar assets or liabilities in non-active markets;
    c.   Pricing models whose inputs are observable for substantially the full term of the asset or liability; and
    d.   Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's view about the assumptions a market participant would use in pricing the asset or liability.

As required by Fair Value Accounting, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. For example, a Level 3 fair value measurement may include inputs that are observable (Level 1 and 2) and unobservable (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability or significance of valuation inputs may result in a reclassification for certain financial assets or liabilities. Transfers into or out of fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair values of the assets and liabilities became unobservable or observable in the current market place.

Valuation Techniques
The following sections outline the valuation methodologies for the Company's material categories of assets and liabilities. While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During 2021, there were no changes to valuation approaches or techniques that had, or are expected to have, a material impact on the Company's Consolidated Balance Sheet.

U.S. Treasury and government agencies
U.S. Treasury securities: U.S. Treasury securities are valued using quoted market prices and are generally classified as Level 1 in the fair value hierarchy.

U.S. government agency securities: U.S. government agency securities are comprised of two main categories, consisting of agency issued debt and agency mortgage-backed securities. The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services or brokers. Generally, the fair value of agency mortgage-backed securities is based on market prices of comparable securities. Agency issued debt securities and agency mortgage-backed securities are generally classified as Level 2 in the fair value hierarchy.

Equities and convertible debentures
Exchange-traded equity securities: Exchange-traded equity securities are generally valued based on quoted prices from the exchange. These securities are classified as either Level 1 or Level 2 in the fair value hierarchy, primarily based on volume and bid-offer spread information.

Convertible debentures: Convertible debentures are valued based on observable trades and/or external quotes, depending on availability. When neither observable trades nor external quotes are available, the instruments may be valued based on

comparable securities. In such cases, the potential pricing difference in spread and/or price terms with the traded comparable is considered. Convertible debentures are generally classified as Level 2 in the fair value hierarchy.

Corporate debt
Corporate bonds: Corporate bonds are valued based on either the most recent observable trade and/or external quotes, depending on availability. The most recent observable trade price is given highest priority as the valuation benchmark based on an evaluation of transaction date, size, frequency, and bid-offer. This price may be adjusted by bond or credit default swap ("CDS") spread movement. When credit default swap spreads are referenced, cash-to-synthetic basis magnitude and movement as well as maturity matching are incorporated into the value. When neither external quotes nor a recent trade is available, the bonds are valued using a discounted cash flow approach based on risk parameters of comparable securities. In such cases, the potential pricing difference in spread and/or price terms with the traded comparable is considered. The majority of corporate bonds are classified as Level 2 in the fair value hierarchy.

Municipals, money markets and other
Municipal bonds: The fair value of municipal bonds is calculated using recent trade activity, market price quotations and new issuance levels. In the absence of this information, fair value is calculated using comparable bond credit spreads. Current interest rates, credit events, and individual bond characteristics such as coupon, call features, maturity, and revenue purpose are considered in the valuation process. The majority of these bonds are classified as Level 2 in the fair value hierarchy.

Auction Rate Securities ("ARS"): The Company holds investments in municipal ARS. Municipal ARS are issued by states and municipalities for a wide variety of purposes, including but not limited to healthcare, industrial development, education and transportation infrastructure. The fair value of the municipal ARS is calculated based upon duration and spread assumptions. Recent trades and issuer tenders are considered in the valuations. Municipal ARS are primarily classified as Level 2 or 3 in the fair value hierarchy.

Non-U.S. government securities: The fair value of Non-U.S. government securities are generally derived using market prices and recent trade activity gathered from independent dealer pricing services, based upon current market trades for securities with similar quality, maturity, and coupon. Non-U.S. government securities are generally classified as Level 1 or Level 2 in the fair value hierarchy when the significant inputs used to measure fair value are observable; otherwise, they are classified as Level 3.

Mortgages, mortgage-backed and asset-backed
Residential Mortgage-Backed Securities ("RMBS"), Commercial Mortgage-Backed Securities ("CMBS"), and other Asset-Backed Securities ("ABS"): RMBS, CMBS and other ABS are valued based on observable price or credit spreads for the particular security, or when price or credit spreads are not observable, the valuation is based on prices of comparable bonds or the present value of expected future cash flows. Valuation levels of RMBS and CMBS indices are used as an additional data point for benchmarking purposes or to price outright index positions.

When estimating the fair value based upon the present value of expected future cash flows, the Company uses its best estimate of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved, while also taking into account performance of the underlying collateral.

RMBS, CMBS and other ABS are classified as Level 3 in the fair value hierarchy if external prices or credit spreads are unobservable or if comparable trades/assets involve significant subjectivity related to property type differences, cash flows, performance and other inputs, otherwise, they are classified as Level 2 in the fair value hierarchy.

Collateralized Loan Obligations ("CLOs") and Collateralized Debt Obligations ("CDOs"): CLOs and CDOs are valued based on observable price levels if available. When prices are not available, the fair value is primarily estimated based upon the present value of expected future cash flows. The Company uses its best estimate of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with credit, liquidity and other risks involved, while also taking into account performance of the underlying collateral, differences in legal structure and liquidation rights. CLOs and CDOs are primarily classified as either Level 2 or Level 3 in the fair value hierarchy.

Derivative contracts
Listed derivative contracts: Listed derivatives that are actively traded are generally valued based on quoted prices from the exchange and where appropriate may be classified as Level 1 in the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally classified as Level 2 in the fair value hierarchy.

OTC derivative contracts: OTC derivative contracts include forwards, swaps and options related to interest rate, foreign currency, credit, equity or commodity underlyings.

The fair values of derivative assets and liabilities traded in the OTC market are determined using quantitative models that utilize multiple market inputs, including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. When third-party pricing services are used, the methods and assumptions are reviewed by the Company. Estimation risk is greater for derivative asset and liability positions that are either option-based or have longer maturity dates where observable market inputs are less readily available, or are unobservable, in which case, quantitative-based extrapolations of rate, price or index scenarios are used in determining fair values. The fair values of derivative assets and liabilities include adjustments for market liquidity, counterparty credit quality and other instrument-specific factors, where appropriate. In addition, the Company incorporates within its fair value measurements of OTC derivatives a valuation adjustment to reflect the credit risk associated with the net position. Positions are netted by counterparty, and fair value for net long exposures is adjusted for counterparty credit risk while the fair value for net short exposures is adjusted for the Company's own credit risk. The Company also incorporates FVA within its fair value measurements to include funding costs on uncollateralized derivatives and derivatives where the Company is not permitted to use the collateral it receives. An estimate of severity of loss is also used in the determination of fair value, primarily based on market data. The majority of OTC derivative contracts are classified as Level 2 in the fair value hierarchy.

OTC derivative contracts that do not have readily observable market based pricing parameters are classified as Level 3 in the fair value hierarchy. Examples of derivative contracts classified within Level 3 include contractual obligations that have tenures that extend beyond periods in which inputs to the model would be observable, complex derivatives with significant inputs into a valuation model that are less transparent in the market and certain CDS referenced to mortgage-backed securities.

Securities Financing Transactions
The fair values of certain resale agreements and repurchase agreements are determined using quantitative models, including discounted cash flow models that require the use of multiple market inputs, including interest rates and spreads, to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. Securities financing transactions for which the fair value option has been elected are classified as Level 2 in the fair value hierarchy.

Interest and Other Payables
Interest and other payables primarily consist of short term borrowings and debt of certain consolidated VIEs. Short-term borrowings represent floating rate certificates of consolidated municipal bond trusts that can be tendered by the certificate holders at par with as little as seven days notice. These certificates predominantly carry interest rates that reset on a weekly basis. Due to the short-term nature and given the embedded put feature, these instruments are marked at par. Short-term borrowings are classified as Level 2 in the fair value hierarchy. The fair value of the debt of certain consolidated resecuritization and securitization vehicles is determined based upon observable trades and/or external quotes, depending on availability, and is primarily classified as Level 2 or 3 in the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

(dollars in millions)

| | Fair Value Measurement on a Recurring Basis | | | | |
	Level 1	Level 2	Level 3	Netting Adjustment [1]	Total
Assets:					
Securities segregated for regulatory purposes or deposited with clearing organizations:					
U.S. Treasury and government agencies	$ 8,336	$ —	$ —	$ —	$ 8,336
Receivable under resale agreements	—	72,045	—	—	72,045
Receivables under Securities Borrowed Transactions	—	33,240	—	—	33,240
Trading assets, excluding derivative contracts:					
U.S. Treasury and government agencies	28,916	26,122	109	—	55,147
Equities and convertible debentures	12,099	2,905	54	—	15,058
Corporate debt	—	4,066	148	—	4,214
Municipals, money markets and other	—	4,094	—	—	4,094
Mortgages, mortgage-backed, and asset-backed	—	2,958	715	—	3,673
Preferred stock	—	47	27	—	74
Total trading assets, excluding derivative contracts	41,015	40,192	1,053	—	82,260
Derivative contracts	18,959	4,694	3	(21,962)	1,694
Securities received as collateral	7,496	2,774	—	—	10,270
Other assets	9	—	3	—	12
Liabilities:					
Payables under repurchase agreements	$ —	$ 98,443	$ —	$ —	$ 98,443
Trading liabilities, excluding derivative contracts					
U.S. Treasury and government agencies	19,118	313	—	—	19,431
Equities and convertible debentures	7,239	687	4	—	7,930
Corporate debt	—	4,305	—	—	4,305
Mortgages, mortgage-backed, and asset-backed	—	640	11	—	651
Preferred stock	—	3	—	—	3
Total trading liabilities, excluding derivative contracts	26,357	5,948	15	—	32,320
Derivative contracts	18,693	3,558	—	(21,859)	392
Obligation to return securities received as collateral, at fair value	8,170	2,832	—	—	11,002
Interest and other	—	372	—	—	372

[1] Represents counterparty and cash collateral netting.

Level 3 Significant Inputs

The following table presents information about significant unobservable inputs related to the Company's material categories of Level 3 financial assets and liabilities as of December 31, 2021:

Quantitative Information about Level 3 Fair Value Measurements

(dollars in millions)			**Inputs**		
Financial Instrument	**Fair Value**	**Valuation Techniques**	**Significant Unobservable Inputs**	**Ranges of Inputs**	**Weighted Average [1]**
Equities and convertible debentures	$ 50	Discounted Cash Flows	Price	$0 to $11,000	$246
Trading Assets - Equities and convertible debentures	50				
Instruments backed by residential real estate assets	$ 315	Discounted Cash Flows	Yield	0% to 25%	8%
Trading Assets - Mortgages, mortgage-backed, and asset-backed	315		Prepayment speeds	13% to 39%	$21
		Net Asset Value	Price	$0 to $100	$53
Instruments backed by commercial real estate assets	$ 65	Discounted Cash Flows	Yield	0% to 25%	9%
Trading Assets - Mortgages, mortgage-backed, and asset-backed	65	Net Asset Value	Price	$0 to $82	$46
Corporate loans, debt securities and other	$ 472		Yield	2% to 15%	6%
Trading Assets - Corporate Debt	148		Prepayment speed	20%	N/A
		Discounted Cash Flows	Default rates	4%	N/A
			Loss severity	35%	N/A
Trading Assets - Mortgages, mortgage-backed, and asset-backed	324		Price	$0 to $100	$57
Preferred stock	$ 27	Discounted Cash Flows	Price	$0 to $100	$38
Trading Assets - Preferred Stock	27				
U.S. Treasury and Government Agencies	$ 109	Discounted Cash Flows	Yield	0% to 25%	6%
Trading Assets - U.S. Treasury and Government Agencies	109		Prepayment Speed	13% to 39%	21%
		Net Asset Value	Price	$0 to $82	$11
[1] The weighted average is calculated based upon the fair value of the instruments.					

Level 3 instruments backed by residential and commercial real estate assets include RMBS and mortgage CDOs. Corporate loans, debt securities and other include corporate CLOs and CDOs, corporate bonds and securities backed by non-real estate assets. Auction rate securities include investments in trusts that consist of preferred shares issued by financial institutions.

The Company uses multiple market approaches in valuing certain of its Level 3 financial instruments. For example, market comparables and discounted cash flows are used together. For a given product, such as instruments backed by commercial and residential real estate assets, market comparables may be used to estimate some of the unobservable inputs and then these inputs are incorporated into a discounted cash flow model. Therefore, the balances disclosed encompass both of these techniques.

The level of aggregation and diversity within the products disclosed in the table above results in certain ranges of inputs being wide and unevenly distributed across asset and liability categories.

Uncertainty of Fair Value Measurements from Unobservable Inputs
A significant increase in market yields, default rates or loss severities would have resulted in a significantly lower fair value for long positions. Short positions would have been impacted in a directionally opposite way. The impact of

changes in prepayment speeds would have resulted in differing impacts depending on the seniority of the instrument and, in the case of CLOs, whether prepayments can be reinvested.

A significant increase in price would have resulted in a significantly higher fair value for long positions, and short positions would have been impacted in a directionally opposite way.

Additional Disclosures About the Fair Value of Financial Instruments
Certain financial instruments that are not carried at fair value on the Consolidated Balance Sheet are carried at amounts that approximate fair value due their short term nature and generally negligible credit risk. Assets and liabilities that the Company estimates their carrying value to approximate their fair value include securities financing transactions, other receivables and payables from and to customers, brokers and dealers, and affiliates, interest and other receivables and payables, and subordinated borrowings which are considered level 2 in the fair value hierarchy. Cash and cash equivalents and cash segregated for regulatory purposes or deposited with clearing organizations are considered level 1 in the fair value hierarchy.

Fair Value Option Election
The fair value option election allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value for assets and liabilities for which the election is made will be recognized in earnings as they occur. The fair value option election is permitted on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. As discussed above, certain of the Company's financial instruments are required to be accounted for at fair value under Derivatives Accounting, as well as industry level guidance. For certain financial instruments that are not accounted for at fair value under other applicable accounting guidance, the fair value option election has been made.

The Company elected the fair value option for certain resale and repurchase agreements. The fair value option election was made based on the tenor of the resale and repurchase agreements, which reflect the magnitude of the interest rate risk. The majority of resale and repurchase agreements are collateralized by U.S. Government securities and were excluded from the fair value option election as these contracts are generally short-dated and therefore the interest rate risk is not considered significant. Amounts loaned under resale agreements require collateral with a market value equal to or in excess of the principal amount loaned resulting in minimal credit risk for such transactions.

The Company elected the fair value option for borrowings and for other liabilities issued by various consolidated vehicles where the assets are also carried at fair value.

For the year ended December 31, 2021, changes in fair value recognized in earnings related to resale and repurchase agreements and interest and other liabilities for which the fair value option has been elected were not material to the Consolidated Balance Sheet.

For the year ended December 31, 2021, the difference between fair value and the aggregate contractual principal amount of resale and repurchase agreements and interest and other liabilities for which the fair value option has been elected was not material to the Consolidated Balance Sheet.

6.   Derivatives

Derivatives Accounting establishes accounting and reporting standards for derivative instruments. Derivatives Accounting requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The fair value of all derivatives and associated cash collateral is recorded on a net-by-counterparty basis on the Consolidated Balance Sheet where the Company believes a legal right of offset exists under an enforceable master netting agreement. All derivatives are reported on the Consolidated Balance Sheet as trading assets and liabilities. The Company enters into derivatives to facilitate client transactions, for trading and financing purposes, and to manage risk exposures arising from trading assets and liabilities.

Derivative Balances by Primary Risk

Derivative instruments contain numerous market risks. In particular, most derivatives have interest rate risk, as they contain an element of financing risk that is affected by changes in interest rates. Additionally, derivatives expose the Company to counterparty credit risk, although this is generally mitigated by collateral margining and netting arrangements. For disclosure purposes below, the primary risk of a derivative is largely determined by the business that is engaging in the derivative activity. For instance, a derivative that is initiated by an equities derivative business will generally have equity price risk as its primary underlying market risk and is classified as such for the purposes of this disclosure, despite the fact that there may be other market risks that affect the value of the instrument.

The following table identifies the primary risk for derivative instruments at December 31, 2021. The primary risk balances are presented on a gross basis, prior to the application of counterparty and cash collateral netting. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements and have been reduced by the cash collateral received or paid.

(dollars in millions)

	Contract/ Notional [1]	Derivative Assets [2]	Derivative Liabilities [2]
Interest rate contracts			
Swaps	$ 20,320	$ 56	$ 88
Futures and forwards	801,125	803	770
Purchased options	1,180	16	—
Written options	20	—	2
Equity contracts			
Swaps	89,023	1,308	1,448
Futures and forwards	20,189	27	19
Purchased options	280,404	21,299	—
Written options	286,274	—	19,749
Foreign exchange contracts			
Swaps	137	15	3
Futures and forwards	629	14	9
Credit derivatives [3]			
Purchased credit derivatives			
Credit default swaps	3,818	44	120
Credit OptionB - Other Swaps	725	6	—
Total return swaps/other	384	—	3
Written credit derivatives			
Credit default swaps	2,874	68	40
Total return swaps/other	—	—	—
Total gross derivative assets/liabilities	1,507,102	23,656	22,251
Less: Legally enforceable master netting agreements	—	(21,793)	(21,793)
Less: Cash collateral received/paid	—	(169)	(66)
Total derivative assets and liabilities	$ 1,507,102	$ 1,694	$ 392

[1] Represents the total contract/notional amount of derivative assets and liabilities outstanding.

[2] The amounts in the table above include both third party and affiliate trading derivatives. At December 31, 2021, the Company had gross derivative assets with affiliates of $1.7 billion with legally enforceable netting with affiliates of $1.6 billion, and cash collateral received from affiliates of $270 million. At December 31, 2021, the Company had gross derivative liabilities with affiliates of $1.7 billion, legally enforceable netting with affiliates of $1.6 billion, and cash collateral paid to affiliates of $66 million. At December 31, 2021, affiliate gross notional was $128.5 billion.

[3] The net derivative asset and notional amount of written credit derivatives for which the Company held purchased credit derivatives with identical underlying referenced names were $34 million and $2.3 billion, respectively, at December 31, 2021.

Offsetting of Derivatives
The Company enters into International Swaps and Derivatives Association, Inc. ("ISDA") master netting agreements or similar agreements with substantially all of its derivative counterparties. Where legally enforceable, these master netting agreements give the Company, in the event of default by the counterparty, the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty. For purposes of the Consolidated Balance Sheet, the Company offsets derivative assets and liabilities and cash collateral held with the same counterparty where it has such a legally enforceable master netting agreement.

The following table presents derivative instruments included in derivative trading assets and liabilities on the Company's Consolidated Balance Sheet at December 31, 2021 by primary risk (e.g., interest rate risk) and the platform, where applicable, on which these derivatives are transacted. Exchange-traded derivatives include listed options transacted on an exchange. Over-the-counter derivatives include bilateral transactions between the Company and a particular counterparty. Over-the-counter cleared derivatives include bilateral transactions between the Company and a counterparty where the transaction is cleared through a clearinghouse.

Balances are presented on a gross basis, prior to the application of counterparty and cash collateral netting. Total gross derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements, which includes reducing the balance for counterparty netting and the cash collateral received or paid.

Other gross derivative assets and liabilities in the table represent derivatives entered into under master netting agreements where uncertainty exists as to the enforceability of these agreements under bankruptcy laws in some countries or industries and, accordingly, receivables and payables with counterparties in these countries or industries are reported on a gross basis.

Offsetting of Derivatives

(dollars in millions)

	December 31, 2021	
	Trading Assets - Derivative Contracts	Trading Liabilities - Derivative Contracts
Interest rate contracts		
Over-the-counter	$ 352	$ 365
Over-the-counter cleared	449	397
Exchange-traded	—	—
Equity contracts		
Over-the-counter	1,510	1,491
Exchange-traded	21,095	19,713
Credit derivatives		
Over-the-counter	118	163
Foreign exchange contracts		
Over-the-counter	19	12
Gross derivative assets/liabilities, before netting		
Over-the-counter	$ 1,999	$ 2,031
Over-the-counter cleared	449	397
Exchange-traded	21,095	19,713
Less: Legally enforceable master netting agreements		
Over-the-counter	(1,747)	(1,747)
Over-the-counter cleared	(337)	(337)
Exchange-traded	(19,709)	(19,709)
Less: Cash collateral received/paid		
Over-the-counter	(169)	(66)
Derivative assets/liabilities, after netting	1,581	282
Other gross derivative assets/liabilities	113	110
Total net derivative assets/liabilities	$ 1,694	$ 392

Credit Derivatives
The Company enters into credit derivatives primarily to facilitate client transactions and to manage credit risk exposures. Credit derivatives derive value based on an underlying third party referenced obligation or a portfolio of referenced obligations. The Company is both a seller and a buyer of credit protection. A seller of credit protection is required to make payments to a buyer upon the occurrence of a predefined credit event. Such credit events generally include bankruptcy of the referenced credit entity and failure to pay under their credit obligations, as well as acceleration of indebtedness and payment repudiation or moratorium. For credit derivatives based on a portfolio of referenced credits or credit indices, the Company as a seller of credit protection may not be required to make payment until a specified amount of loss has occurred and/or may only be required to make payment up to a specified amount.

Credit derivatives where the Company is the seller of credit protection and their expiration are summarized below. These instruments are classified as investment and non-investment grade based on the credit quality of the underlying referenced obligation. The Company considers ratings of BBB- or higher as investment grade. Non-investment grade includes non-rated credit derivative instruments. The Company discloses internal categorizations of investment grade and non-investment grade consistent with how risk is managed for these investments.

(dollars in millions)

	Maximum Payout / Notional	Less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years	Carrying Value [1]
Derivative Contracts:						
Credit derivatives:						
Investment grade [2]	$ 1,508	$ —	$ 243	$ 1,239	$ 26	$ 1
Non-investment grade [2]	982	—	157	592	233	39
Total credit derivatives	$ 2,490	$ —	$ 400	$ 1,831	$ 259	$ 40
Credit related notes:						
Investment grade [2]	$ 363	$ —	$ —	$ 36	$ 327	$ 363
Non-investment grade [2]	624	4	—	4	616	624
Total credit related notes	$ 987	$ 4	$ —	$ 40	$ 943	$ 987

[1] Derivative contracts are shown on a gross basis prior to counterparty and cash collateral netting.

[2] Refers to the creditworthiness of the underlying reference obligations.

For most credit derivatives, the notional value represents the maximum amount payable by the Company as a seller of credit protection. However, the Company does not monitor its exposure to credit derivatives based solely on notional amount because this measure does not take into consideration the probability of occurrence. As such, the notional amount is not a reliable indicator of the Company's exposure to these contracts. Instead, a risk framework is used to define risk tolerances and establish limits to help to ensure that certain credit risk-related losses occur within acceptable, predefined limits.

Credit Related Notes
Credit related notes in the table above include investments in securities issued by CDO, CLO and credit-linked note vehicles. These instruments are classified as trading assets.

The carrying value of these instruments equals the Company's maximum exposure to loss. The Company is not obligated to make any payments to the entities under the terms of the securities owned.

Credit Risk Management of Derivatives
The Company defines counterparty credit risk as the potential for loss that can occur as a result of an individual, counterparty, or issuer being unable to honor its contractual obligations. The Company mitigates its credit risk to counterparties through a variety of techniques, including, where appropriate, the right to require initial collateral or margin, the right to terminate transactions or to obtain collateral should unfavorable events occur, the right to call for collateral when certain exposure thresholds are exceeded, the right to call for third party guarantees, and the purchase of credit default protection.

The Company enters into ISDA master netting agreements or similar agreements with substantially all of its derivative counterparties. Netting agreements are generally negotiated bilaterally and can require complex terms. While the Company makes reasonable efforts to execute such agreements, it is possible that a counterparty may be unwilling to sign such an agreement and, as a result, would subject the Company to additional credit risk. The enforceability of master netting agreements under bankruptcy laws in certain countries or in certain industries is not free from doubt, and receivables and payables with counterparties in these countries or industries are accordingly recorded on a gross basis.

The performance of certain of the Company's derivative transactions has been guaranteed by Bank of America.

Credit-related contingent features
Certain of the Company's derivative contracts contain credit risk related contingent features, primarily in the form of ISDA master netting agreements and credit support documentation that enhance the creditworthiness of these

instruments compared to other obligations of the respective counterparty with whom the Company has transacted. These contingent features may be for the benefit of the Company as well as its counterparties with respect to changes in the Company's creditworthiness, and the exposure under the derivative transactions. In the normal course of business under derivative agreements, at December 31, 2021, the Company held cash collateral of $270 million received from affiliates, and posted cash and securities collateral of $231 million, which was predominately with affiliates.

At December 31, 2021, the amount of collateral, calculated based on the terms of the contracts that the Company could be required to post to counterparties but had not yet posted, was approximately $103 million, of which $29 million was to affiliates.

7. Securities Financing Transactions

The Company enters into securities financing transactions to meet customers' needs and to earn residual interest rate spreads, obtain securities for settlement and finance trading inventory positions.

Under these transactions, the Company either receives or provides collateral, including U.S. Treasury and government agency securities, non-U.S. government securities, asset-backed, corporate debt, and equity securities. The Company receives collateral in connection with resale agreements, securities borrowed transactions, customer margin loans, and other loans. Under most agreements the Company is permitted to sell or repledge the securities received (e.g., use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions). At December 31, 2021, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $536.9 billion, of which $70.3 billion was received from affiliated companies. The fair value of securities received as collateral that had been sold or repledged was $474.2 billion, of which $81.1 billion have been sold or repledged to affiliated companies.

Additionally, the Company receives securities as collateral in connection with certain securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge securities received, the Company reports the fair value of such securities received as collateral and the obligation to return securities received as collateral in the Consolidated Balance Sheet. In certain instances, position netting may be applied to the securities received as collateral.

The Company pledges assets which are included in trading assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are parenthetically disclosed in *Trading assets* on the Consolidated Balance Sheet. The carrying value and classification of securities owned by the Company that have been pledged to counterparties where those counterparties do not have the right to sell or repledge at December 31, 2021 are as follows:

(dollars in millions)

Trading asset category		
U.S. Treasury and government agencies	$	37,663
Equities and convertible debentures		3,144
Corporate debt and preferred stock		2,522
Mortgages, mortgage-backed, and asset-backed securities		2,448
Municipals and money markets		649
Total	$	46,427

At December 31, 2021, securities loaned or pledged to affiliated companies that can be sold or repledged by the affiliated companies was $6.3 billion. Included in the table above, securities loaned or pledged where the affiliated companies do not have the right to sell or repledge was $11.1 billion.

In certain cases, the Company has transferred assets to consolidated VIEs where those restricted assets serve as collateral for the interests issued by the VIEs. These assets, which are not included in the table above, are disclosed on the Consolidated Balance Sheet as Assets of Consolidated VIEs. These transactions are also described in Note 8.

Generally, when the Company transfers financial instruments that are not recorded as sales (i.e., secured borrowing transactions), the liability is recorded as either payables under repurchase agreements or payables under securities loaned transactions; however, in instances where the Company transfers financial assets to a consolidated VIE, the liabilities of the consolidated VIE will be reflected in *Interest and Other*. In either case, at the time of transfer, the related liability is equal to the cash received in the transaction. In most cases the lenders in secured borrowing transactions have full recourse to the Company (i.e., recourse beyond the assets pledged).

Offsetting of Securities Financing Agreements

The Company enters into securities financing agreements to accommodate customers (also referred to as "matched-book transactions"), obtain securities to cover short positions, and to finance inventory positions. A significant majority of repurchase and resale activities are transacted under legally enforceable master repurchase agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets repurchase and resale transactions with the same counterparty on the Company's Consolidated Balance Sheet where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

A significant majority of securities borrowing and lending activities are transacted under legally enforceable master securities lending agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. In certain instances, the Company offsets securities borrowing and lending transactions with the same counterparty on the Company's Consolidated Balance Sheet where it has a legally enforceable master netting agreement and the transactions have the same maturity date.

The tables below present securities financing agreements included on the Company's Consolidated Balance Sheet at December 31, 2021. Balances are presented on a gross basis, prior to the application of counterparty netting. Gross assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. For information on the offsetting of derivatives, see Note 6.

The "Other" amount in the tables below relates to transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged as collateral or sold.

Gross assets and liabilities include activity where uncertainty exists as to the enforceability of certain master netting agreements under bankruptcy laws in some countries or industries and, accordingly, these are reported on a gross basis.

The column entitled "Financial Instruments" in the tables below includes securities collateral received or pledged under repurchase or securities lending agreements where there is a legally enforceable master netting agreement. These amounts are not offset in the Consolidated Balance Sheet but are shown as a reduction to the net balance sheet amount in the table to derive a net asset or liability. Securities collateral received or pledged where the legal enforceability of the master netting agreements is not certain is not included.

(dollars in millions)

	Assets				
	Gross Assets	Amounts Offset	Net Balance Sheet Amount	Financial Instruments	Net Asset
Receivables under resale agreements	$ 195,516	$ (102,164)	$ 93,353	$ (91,715)	$ 1,638
Receivables under securities borrowed transactions	139,809	(29,876)	109,933	(95,241)	14,692
Total	$ 335,325	$ (132,040)	$ 203,286	$ (186,956)	$ 16,330

	Liabilities				
	Gross Liabilities	Amounts Offset	Net Balance Sheet Amount	Financial Instruments	Net Liability
Payables under repurchase agreements	$ 237,595	$ (102,164)	$ 135,431	$ (132,250)	$ 3,181
Payables under securities loaned transactions	75,045	(29,876)	45,169	(41,200)	3,969
Other	11,002	—	11,002	(11,002)	—
Total	$ 323,642	$ (132,040)	$ 191,602	$ (184,452)	$ 7,150

Payables under Repurchase Agreements and Securities Loaned Transactions Accounted for as Secured Borrowings

The tables below represent payables under repurchase agreements and payables under securities loaned by remaining contractual term to maturity and class of collateral pledged at December 31, 2021. Included in "Other" are transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged as collateral or sold. Certain agreements contain a right to substitute collateral and/or terminate the agreement prior to maturity at the option of the Company or the counterparty. Such agreements are included in the table below based on the remaining contractual term to maturity.

(dollars in millions)

Remaining Contractual Maturity	Overnight and continuous	30 Days or less	After 30 through 90 Days	After 90 days[1]	Total
Payables under repurchase agreements	$ 116,272	$ 75,935	$ 20,659	$ 24,729	$ 237,595
Payables under securities loaned	75,251	(220)	8	6	75,045
Other	11,002	—	—	—	11,002
Total	**$ 202,525**	**$ 75,715**	**$ 20,667**	**$ 24,735**	**$ 323,642**

[1] No agreements have maturities greater than two years

(dollars in millions)

Class of collateral pledged	Payables under Repurchase Agreements	Securities Loaned	Other	Total
U.S. Treasury and government agencies	$ 204,745	$ 10	$ —	$ 204,754
Corporate securities and other	7,299	(260)	1,045	8,085
Equities	18,719	75,295	9,957	103,971
Non-U.S. sovereign debt	1,583	—	—	1,583
Mortgages, mortgage-backed, ABS and Other	5,249	—	—	5,249
Total	**$ 237,595**	**$ 75,045**	**$ 11,002**	**$ 323,642**

The Company is required to post collateral with a market value equal to or in excess of the principal amount borrowed under repurchase agreements. For securities loaned transactions, the Company receives collateral in the form of cash, letters of credit or other securities. To help ensure that the market value of the underlying collateral remains sufficient, collateral is generally valued daily and the Company may be required to deposit additional collateral or may receive or return collateral pledged, when appropriate. Repurchase agreements and securities loaned transactions are generally either overnight, continuous (i.e., no stated term) or short term. The Company manages liquidity risks related to these agreements by sourcing funding from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate.

8. Securitization and Other Variable Interest Entities

The Company utilizes VIEs in the ordinary course of business to support its own and its customers' financing and investing needs. The Company administers, structures or invests in VIEs, including municipal bond trusts, repackaging vehicles and securitization and resecuritization vehicles, as described in more detail below.

The tables below present the assets and liabilities of consolidated and unconsolidated VIEs in situations where the Company has continuing involvement with transferred assets or if it otherwise has a variable interest in the VIE. The tables also present the Company's maximum exposure to loss resulting from its involvement with consolidated VIEs and unconsolidated VIEs in which the Company holds a variable interest as of December 31, 2021. The Company's maximum loss exposure is based on the unlikely event that all of the assets in the VIEs become worthless and

incorporates not only potential losses associated with assets recorded on the Company's Consolidated Balance Sheet but also potential losses associated with off-balance sheet commitments, such as unfunded liquidity commitments and other contractual arrangements, if applicable. The Company's maximum loss exposure does not include losses previously recognized through write-downs of assets.

The Company did not provide financial support to consolidated or unconsolidated VIEs during the year ended December 31, 2021 that it was not previously contractually required to provide, nor does it intend to do so.

The Company invests in mortgage backed vehicles sponsored or managed by third parties, with which it has no other form of involvement. These securities are included in Trading Assets and are not disclosed in the tables below.

Municipal Bond Securitizations
The Company administers municipal bond trusts that primarily hold highly-rated, long-term, fixed-rate municipal bonds. The trusts obtain financing by primarily issuing floating-rate trust certificates that reprice on a frequent basis to third party investors or affiliates. The Company may transfer assets into the trusts and may also serve as remarketing agent for the trusts. The floating-rate trust certificates are subject to tender at specified dates. Should the Company be unable to remarket the tendered certificates, the Company declares a failed remarketing, and has no further obligation to purchase the certificates. The certificate holder tenders the securities to the Tender agent. In certain instances, the Company or an affiliate may have an option to collapse the trusts at any time under certain pre-defined conditions. At December 31, 2021, unconsolidated municipal bond trusts had total assets of $4.7 billion.

Other VIEs
The following table summarizes certain information related to other VIEs in which the Company holds a variable interest as of December 31, 2021, which primarily include repackaging vehicles and securitization and resecuritization vehicles.

(dollars in millions)

	Consolidated			Unconsolidated		
	Resecuritization	**Other**	**Total**	**Resecuritization**	**Other**	**Total**
Maximum Loss Exposure	$ 679	$ —	$ 679	$ 1,031	$ —	$ 1,031
On-balance sheet assets						
Trading assets	685	1	686	1,031	—	1,031
Total Assets	685	1	686	1,031	—	1,031
On-balance sheet liabilities						
Interest and other	6	1	7	—	—	—
Total Liabilities	6	1	7	—	—	—
Total assets of VIEs	$ 685	$ 1	$ 686	$ 13,122	$ 52	$ 13,174

The Company transfers existing securities, typically MBS, into resecuritization vehicles at the request of customers seeking securities with specific characteristics. The Company may also resecuritize securities for purpose of improving liquidity and capital, and managing credit or interest rate risk. Generally, there are no significant ongoing activities performed in a resecuritization trust and no single investor has the unilateral ability to liquidate the trust.

The Company resecuritized $28.9 billion of securities during the year ended December 31, 2021. Resecuritization proceeds included securities with an initial fair value of $2.2 billion during the twelve months ended December 31, 2021. Substantially all of the securities received as resecuritization proceeds were classified as trading securities and were categorized as Level 2 within the fair value hierarchy.

Other consolidated VIEs include investments in residential mortgage-backed securitization trusts. The residential mortgage-backed securitization trusts hold residential first lien mortgages, which have been funded by issuance of debt in the form of mortgage-backed securities. The Company is holder of the residual classes of the residential mortgage-backed securitization trusts and, as such, has power to call the debt issuances of these trusts.

Other unconsolidated VIEs include investments in securitization and repackaging vehicles that hold financial instruments such as pools of residential mortgage loans, corporate bonds, or ABS. The Company holds investments in such vehicles and may also enter into derivatives to change the interest rate or currency profile of the issued debt instruments.

The Company's maximum exposure to loss for unconsolidated VIEs is significantly less than the total assets in the table above because the Company typically has exposure to only a portion of the total assets of the VIEs.

9. Goodwill

Refer to Note 2 for the Company's accounting policy for goodwill.

The Company completed its annual goodwill impairment test as of June 30, 2021 using a qualitative assessment. Based on the results of the annual goodwill impairment test, the Company determined there was no impairment.

The carrying amount of goodwill was $2.9 billion at December 31, 2021.

10. Subordinated Borrowings and Other Financing

In March 2021, with Board of Directors and FINRA approvals, MLPCC repaid $1.0 billion on its revolving subordinated line of credit with NB Holdings.

In October 2021, MLPCC borrowed an additional $500.0 million on its existing revolving subordinated line of credit with NB Holdings.

At December 31, 2021, subordinated borrowings and credit committed under agreements with NB Holdings consisted of the following:

(dollars in millions)

	Maturity	Amount Outstanding	Total Credit Facility
BofA Securities, Inc.			
Revolving Subordinated Line of Credit	September 16, 2023	$ 6,150	$ 10,000
MLPCC			
Revolving Subordinated Line of Credit	March 21, 2023	5,000	8,500
Total Subordinated Liabilities		$ 11,150	$ 18,500

These borrowings, which have been approved for regulatory capital purposes for each respective company, are U.S. dollar-denominated obligations at variable interest rates based on overnight SOFR plus a market-based spread. The Company's revolving subordinated line of credit agreements contain a provision that automatically extends the loans' maturity by one year unless specified actions are taken 390 days prior to the maturity date.

The Company obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. Letters of credit aggregated $25 million at December 31, 2021.

11. Stockholder's Equity

BofAS is authorized to issue 1,000 shares of $1.00 par value common stock. At December 31, 2021, there were 1,000 shares of common stock issued and outstanding.

BofAS is authorized to issue 10,000 shares of $1.00 par value preferred stock. At December 31, 2021, there were 100 preferred shares issued and outstanding.

At December 31, 2021, BofAS had 17.07 outstanding shares of Series A 6.375% non-cumulative preferred stock with NB Holdings. The Series A shares have a par value of $1 per share, liquidation preference of $58.6 million per share and contain the same voting rights as the common stock.

At December 31, 2021, BofAS had 82.93 outstanding shares of Series B 6.0% non-cumulative preferred stock with NB Holdings. The Series B shares have a par value of $1 per share, liquidation preference of $58.6 million per share and contain the same voting rights as the common stock.

12. Commitments, Contingencies, and Guarantees

Litigation and Regulatory Matters

In the ordinary course of business, the Company is occasionally a defendant in or a party to pending and threatened legal actions and proceedings. In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek unspecified or very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company cannot predict what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. As a matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. Once the loss contingency related to a litigation or regulatory matter is deemed to be both probable and estimable, the Company will establish an accrued liability.

The Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established.

Commitments

At December 31, 2021, the Company's commitments which all expire in less than a year were as follows:

(dollars in millions)		
Loan commitments	$	295
Other commitments:		
Commitments to enter into repurchase agreements		10,459
Commitments to enter into resale agreements		41,497
Total	$	52,251

Loan Commitments
The Company enters into commitments to extend credit to meet the financing needs of its customers.

Other Commitments
In connection with trading activities, the Company has commitments to enter into resale and repurchase agreements.

Guarantees
The Company is a member of various securities and derivative exchanges and clearinghouses, both in the U.S. and in other countries. As a member, the Company may be required to pay a pro-rata share of the losses incurred by some of these organizations as a result of another member's default and under other loss scenarios. The Company's potential obligations may be limited to its membership interests in such exchanges and clearinghouses, to the amount (or multiple)

of the Company's contribution to the guarantee fund or, in limited instances, to the full pro-rata share of the residual losses after applying the guarantee fund. The Company's maximum potential exposure under these membership agreements is difficult to estimate; however, the potential for the Company to be required to make these payments is remote.

In connection with its prime brokerage and clearing businesses, the Company performs securities clearance and settlement services with other brokerage firms and clearinghouses on behalf of its clients. Under these arrangements, the Company stands ready to meet the obligations of its clients with respect to securities transactions. The Company's obligations in this respect are secured by the assets in the clients' accounts and the accounts of their customers as well as by any proceeds received from the transactions cleared and settled by the Company on behalf of clients or their customers. The Company's maximum potential exposure under these arrangements is difficult to estimate; however, the potential for the Company to incur material losses pursuant to these arrangements is remote.

The Company acts as a sponsoring member in a repo program whereby the Company clears certain eligible resale and repurchase agreements through the Government Securities Division of the Fixed Income Clearing Corporation (FICC) on behalf of clients that are sponsored members in accordance with FICC's rules. As part of this program, the Company guarantees the payment and performance of its sponsored members to the FICC. The Company's guarantee obligation is secured by a security interest in cash or high-quality securities collateral placed by clients with the clearinghouse. The Company's maximum potential exposure, without taking into consideration the related collateral, is $42 billion, however, the potential for the Company to incur material losses under this arrangement is remote.

13. Employee Benefit Plans

Bank of America provides pension and other postretirement benefits to its employees worldwide through sponsorship of defined contribution pension, defined benefit pension and other postretirement plans.

The Bank of America Corporation Corporate Benefits Committee has overall responsibility for the administration of these benefit plans.

The defined benefit pension plans and postretirement benefit plans are accounted for in accordance with ASC 715-20-50, *Compensation - Retirement Benefits, Defined Benefit Plans-General* ("Defined Benefit Plan Accounting"). Postemployment benefits are accounted for in accordance with ASC 712, *Compensation-Nonretirement Postemployment Benefits*. Required disclosures are included in the December 31, 2021 Form 10-K of Bank of America.

Defined Contribution Pension Plans
The U.S. defined contribution plan sponsored by Bank of America is the Bank of America 401(k) Plan.

Defined Benefit Pension Plans
Certain of the Company's employees are covered by Bank of America's qualified pension plan, this plan is frozen and closed to new entrants.

Bank of America has an annuity contract that guarantees the payment of benefits vested under a terminated U.S. pension plan. Bank of America, under a supplemental agreement, may be responsible for, or benefit from, actual experience and investment performance of the annuity assets. Bank of America made no contribution under this agreement for the year ended December 31, 2021. Contributions may be required in the future under this agreement.

Bank of America also maintains non-contributory, nonqualified pension plans (i.e., plans not subject to Title IV of ERISA) that are unfunded and provide supplemental defined benefit pension benefits for certain eligible U.S. employees.

Postretirement Benefits Other Than Pensions
Health insurance benefits are provided to eligible retired employees and dependents through Bank of America sponsored plans. The health care coverage is contributory, with certain retiree contributions adjusted periodically. The accounting for costs of health care benefits for most eligible employees anticipates future changes in cost-sharing provisions.

Post employment Benefits

Bank of America provides certain post employment benefits for employees on extended leave due to injury, illness, or death and for terminated employees. Eligible employees who are disabled due to non-work related illness or injury are entitled to disability income, medical coverage and life insurance. Severance benefits may be provided to eligible terminated employees under the terms of a severance pay plan. All full-time employees are eligible for severance benefits subject to the terms of the severance pay plan.

14. **Employee Incentive Plans**

Incentive plans are sponsored by Bank of America. Disclosures required by ASC 718, Stock Compensation ("Stock Compensation Accounting") are included in the December 31, 2021 Form 10-K of Bank of America.

The Company participates in a number of equity compensation plans sponsored by Bank of America, with awards being granted predominantly from the Bank of America Key Employee Equity Plan (KEEP). Under the KEEP, Bank of America grants stock based awards, including restricted stock units ("RSUs"), to eligible employees. On April 20, 2021, Bank of America's shareholders approved the amendment and restatement of the KEEP, changing its name to the Bank of America Corporation Equity Plan. Grants in 2021 from the KEEP include RSUs that were authorized to settle predominantly in shares of common stock of Bank of America. Certain RSUs will be settled in cash or contain settlement provisions that subject these awards to variable accounting whereby compensation expense is adjusted to fair value based on changes in the share price of Bank of America's common stock up to the settlement date.

The RSUs will generally vest over four years and three years. The four year awards vest primarily in one-fourth increments on each of the first four anniversaries of the grant date while the three year awards vest primarily in one-third increments on each of the first three anniversaries of the grant date, provided that the employee remains continuously employed with the Corporation during that time, and will be expensed ratably over the vesting period, net of estimated forfeitures, for non-retirement eligible employees based on the grant-date fair value of the shares. The majority of the RSUs granted to employees who are retirement eligible are deemed authorized as of the beginning of the year preceding the grant date when the incentive award plans are generally approved. As a result, the estimated value is expensed ratably over the year preceding the grant date.

Other Compensation Arrangements

The Company participates in Bank of America sponsored deferred compensation plans in which employees who meet certain minimum compensation thresholds may participate on either a voluntary or mandatory basis. Contributions to the plans are made on a tax-deferred basis by participants. Participants' returns on these contributions may be indexed to various mutual funds and other funds.

When appropriate, Bank of America maintains various investments as an economic hedge of its liabilities to participants under these deferred compensation plans and award programs, including derivative transactions.

15.   Income Taxes

The Company files income tax returns in numerous state, local and non-U.S. jurisdictions each year. The Internal Revenue Service ("IRS") and other tax authorities in states, cities, and countries in which the Company has significant business operations, examine tax returns periodically (continuously in some jurisdictions). The table below summarizes the status of significant tax examinations, by jurisdiction, for the Company as of December 31, 2021.

Jurisdiction	Years Under Examination [1]	Status at December 31, 2021
U.S. federal	2017-2021	Field examination
California	2012-2014	Appeals
California	2015-2017	Field examination
New York	2016-2018	Field examination

[1] All tax years subsequent to the above years remain open to examination.

Current income taxes are recorded as income tax payable due to affiliate, which are included on the Consolidated Balance Sheet within Interest and other payables. Significant components of the Company's deferred tax assets as of December 31, 2021 are presented below.

(dollars in millions)	
Deferred tax assets	
Securities valuation	$ 238
Gross deferred tax assets	238
Valuation allowance	—
Total deferred tax assets, net of valuation allowance	238
Deferred tax liabilities	
Goodwill	226
Employee compensation	1
Gross deferred tax liabilities	227
Net deferred tax assets	$ 11

At December 31, 2021, the Company had a current income tax payable due to its affiliates of approximately $1.3 billion as a result of its inclusion in consolidated, combined, and unitary tax return filings with Bank of America as determined under the intercompany tax allocation agreements with Bank of America.

16.   Subsequent Events

ASC 855, *Subsequent Events*, requires the Company to evaluate whether events, occurring after the Balance Sheet date but before the date the Consolidated Balance Sheet are available to be issued, require accounting as of the Balance Sheet date, or disclosure in the Consolidated Balance Sheet. The Company has evaluated such subsequent events through date of issuance.

In January 2022, with both regulatory and Board of Directors approval, the Company paid a $1.0 billion dividend to NB Holdings.

In February 2022, the maturities of all of the Company's existing revolving senior unsecured and secured lines of credit with BANA, NB Holdings and Bank of America Corporation and MLBTC were extended to February 1, 2023.

In February 2022, the maturity of MLPCC's revolving subordinated line of credit with NB Holdings was extended to March 21, 2024.

There were no other material subsequent events which affected the amounts or disclosures in the Consolidated Balance Sheet through March 1, 2022, which is the issuance date of the Consolidated Balance Sheet.

17. Regulatory Requirements

SEC Uniform Net Capital Rule

As a registered broker-dealer and futures commission merchant, BofAS is subject to the net capital requirements of the Securities Exchange Act of 1934 Rule 15c3-1 ("SEA Rule 15c3-1") and CFTC Regulation 1.17. BofAS has elected to compute the minimum capital requirement in accordance with the "Alternative Method" as permitted by SEA Rule 15c3-1.

The company prepares SEC Form X-17A-5, FOCUS Report, Part II, on an unconsolidated basis. The following is a summary of certain consolidating financial information of the Company:

(dollars in millions)

	Standalone (FOCUS Report)	Adjustments	MLPCC	Other Subsidiaries	Eliminations	Consolidated
Total Assets	$ 354,122	$ 12	$ 90,213	$ 712	$ (70,221)	$ 374,838
Total Liabilities	324,875	4	85,890	687	(65,873)	345,583
Stockholders' Equity	29,247	8	4,323	25	(4,348)	29,255
Total Liabilities & Stockholders's Equity	$ 354,122	$ 12	$ 90,213	$ 712	$ (70,221)	$ 374,838

At December 31, 2021, BofAS' regulatory net capital as defined by SEA Rule 15c3-1 and CFTC Regulation 1.17 was $16.6 billion and exceeded the minimum requirement of $3.5 billion by $13.1 billion. BofAS, in accordance with the alternative net capital requirements, is required to maintain tentative net capital in excess of $5.0 billion, net capital in excess of $1.0 billion or a certain percentage of its reserve requirement in addition to a certain percentage of securities based swap risk margin.

BofAS must also notify the SEC in the event its tentative net capital is less than $6.0 billion. BofAS is also required to hold a certain percentage of its customers' and affiliates' risk-based margin in order to meet its CFTC minimum net capital requirement. As of December 31, 2021, BofAS had tentative net capital and net capital in excess of the minimum and notification requirements.

MLPCC, a fully-guaranteed subsidiary of BofAS, is subject to the regulatory requirements promulgated by the SEC or other regulatory and exchange authorities. Net capital and excess net capital at December 31, 2021 as defined by these regulatory authorities was $6.2 billion and $4.6 billion, respectively.

SEC Customer Protection Rule

BofAS is also subject to the customer protection requirements of Rule 15c3-3, which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2021, BofAS had $8.0 billion of U.S. Government securities segregated in the special reserve bank account.

As a clearing broker and in accordance with Rule 15c3-3, BofAS computed a reserve requirement for the proprietary accounts of broker-dealers ("PAB"). As of December 31, 2021, BofAS had $2.0 billion of U.S. Government securities segregated in a special reserve bank account for such requirement. In addition, in accordance with Rule 15c3-3(p), BofAS is required to calculate a reserve requirement for security-based swap customers. As of December 31, 2021, the calculation resulted in no such requirement.

MLPCC is also subject to the customer and PAB protection requirements of Rule 15c-3. As of December 31, 2021, MLPCC performed computations for both reserve requirements related to customer and proprietary accounts of brokers.

Commodity Exchange Act ("CEA") - Regulated Commodities and Cleared OTC Derivatives
As a futures commission merchant, in accordance with the CEA, BofAS is required to segregate and hold in separate accounts all monies, securities, and property received to margin and to guaranty or secure the trades or contracts of customers in regulated commodities and cleared OTC derivatives. As of December 31, 2021, for customers trading on U.S. commodity exchanges, pursuant to Section 4d(2) of the CEA, segregated funds exceeded such requirement by $396 million. As of December 31, 2021, for customers trading on commodity exchanges located outside of the U.S., pursuant to Regulation 30.7 of the CEA, BofAS held funds in separate accounts that exceeded such requirement by $250 million. As of December 31, 2021, for customers transacting cleared swaps pursuant to Section 4d(f) of the CEA, segregated funds exceeded such requirement by $226 million.

MLPCC is also subject to the customer protection rules prescribed by the CEA. As of December 31, 2021, MLPCC performed computations for customers trading on U.S. commodity exchanges, pursuant to Section 4d(2) of the CEA.